================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                 ---------------
(MARK ONE)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

                  For the fiscal year ended December 30, 2000.

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM          TO

                       Commission File Number 1-10560

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

            BENCHMARK ELECTRONICS, INC. 401(k) EMPLOYEE SAVINGS PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICER:

                          BENCHMARK ELECTRONICS, INC.
                            3000 TECHNOLOGY DRIVE
                            ANGLETON, TEXAS 77515

================================================================================

                          REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1. Statements of Net Assets Available for Plan Benefits as of December 30, 2000 and December 31, 1999

2. Statement of Changes in Net Assets Available for Plan Benefits for the period ended December 30, 2000

3. Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 30, 2000

                              EXHIBITS

10.1 Benchmark Electronics, Inc. 401(k) Savings Plan Adoption Agreement dated January 2, 2001 by and between Benchmark Electronics, Inc. and Boston Safe Deposit and Trust Company.

10.2     Dreyfus Prototype Defined Contribution Plan Basic Plan Document No. 01.

23       Independent Auditors' Consent.



                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                       BENCHMARK ELECTRONICS, INC.
                                       401(k) EMPLOYEE SAVINGS PLAN

                                       By: /s/ Gayla J. Delly
                                          --------------------------------
                                               Gayla J. Delly
                                           VICE PRESIDENT FINANCE

                                       Date:   June 28, 2001
                                            ------------------------------

                           BENCHMARK ELECTRONICS, INC.
                          401(k) EMPLOYEE SAVINGS PLAN

                        Financial Statements and Schedule

                     December 30, 2000 and December 31, 1999

                           (With Independent Auditors'
                                 Report Thereon)

                           BENCHMARK ELECTRONICS, INC.
                          401(k) EMPLOYEE SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                                 PAGE
Independent Auditors' Report                                                        1

Statements of Net Assets Available for
     Plan Benefits as of December 30, 2000 and December 31, 1999                    2

Statement of Changes in Net Assets Available for
     Plan Benefits for the period ended December 30, 2000                           3

Notes to Financial Statements                                                     4-8

SCHEDULE

Schedule H, line 4i - Schedule of Assets (Held at End of Year) -
     December 30, 2000                                                              9

                            INDEPENDENT AUDITORS' REPORT


The Board of Directors
Benchmark Electronics, Inc.:


We have audited the accompanying statements of net assets available for plan benefits of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the
Plan) as of December 30, 2000 and December 31, 1999 and the related statement of changes in net assets available for plan benefits for the period ended December 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 30, 2000 and December 31, 1999, and the changes in net assets available for plan benefits for the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP

Houston, Texas
June 8, 2001

                            BENCHMARK ELECTRONICS, INC.
                            401(k) EMPLOYEE SAVINGS PLAN

                 Statements of Net Assets Available for Plan Benefits

                       December 30, 2000 and December 31, 1999

                                                                         2000            1999
                                                                     ------------    ------------
Assets:
  Investments, at fair value:
    Principal Mutual Life Insurance Company Guaranteed Interest
      Accounts with maturity dates as follows:
        1999                                                         $          -         351,400
        2000                                                              412,791         409,010
                                                                     ------------    ------------
                                                                          412,791         760,410
    Pooled mutual funds:
      Morley Stable Value Fund                                         10,603,943       8,619,145
      Federated Max-Cap Fund Institutional Class                       10,625,310      10,629,991
      Fidelity Advisor Growth Opportunities Fund                        6,520,365       6,731,742
      Franklin Custodian Funds - Income Series                          2,649,045       2,019,703
      Templeton Foreign Fund                                            1,933,698       1,604,289
      Chase Money Market Fund                                             133,216          61,601
                                                                     ------------    ------------
                                                                       32,465,577      29,666,471
    Benchmark Electronics, Inc. Common Stock Fund                       5,567,590       5,319,962
    Participants' notes receivable                                        809,385         716,464
                                                                     ------------    ------------
          Total investments                                            39,255,343      36,463,307
                                                                     ------------    ------------
  Receivables:
    Employer contributions                                                181,424         104,314
    Participant contributions                                             215,693         135,029
                                                                     ------------    ------------
          Total receivables                                               397,117         239,343
                                                                     ------------    ------------
          Total assets                                                 39,652,460      36,702,650

Liabilities - excess contributions due to participants                     21,390               -
                                                                     ------------    ------------
              Net assets available for plan benefits                 $ 39,631,070      36,702,650
                                                                     ============    ============

See accompanying notes to financial statements.

                           BENCHMARK ELECTRONICS, INC.
                          401(k) EMPLOYEE SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                         Period ended December 30, 2000


Additions to net assets attributed to:
    Investment income:
      Interest                                                           $     67,645
      Dividends                                                               391,771
      Net realized gain on sale of investments                              3,079,700
      Net depreciation in fair value of investments                        (4,823,517)
                                                                         ------------
                                                                           (1,284,401)
                                                                         ------------
    Contributions:
      Employer                                                              1,407,239
      Participant                                                           4,455,204
      Rollovers                                                               995,387
                                                                         ------------
                                                                            6,857,830
                                                                         ------------
          Total additions                                                   5,573,429

Benefits paid to participants                                               2,645,009
                                                                         ------------

          Net increase                                                      2,928,420

Net assets available for plan benefits:
    Beginning of period                                                    36,702,650
                                                                         ------------
    End of period                                                        $ 39,631,070
                                                                         ============

See accompanying notes to financial statements.

                           BENCHMARK ELECTRONICS, INC.
                          401(k) EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                     December 30, 2000 and December 31, 1999


(1)    DESCRIPTION OF PLAN

       The following description of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more complete information.

       (a)    GENERAL

              The Plan is a defined contribution plan covering all employees of Benchmark Electronics, Inc. (the Company), who have one hour of service and have attained the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    CONTRIBUTIONS AND INVESTMENT OPTIONS

              The Plan states that participants may elect to defer up to 17% of their compensation, as defined, provided that the maximum annual additions (which includes employer contributions) do not cause the Plan to exceed the maximum amount allowable as a deduction to the participant under provisions of the Internal Revenue Service Code. Participant contributions will be matched by the Company on a 50% basis, not to exceed 3% of a participant's compensation (referred to as employer contributions) upon one year of service.

              Participants may direct all contributions to any of the following investment options.

                     - PRINCIPAL MUTUAL LIFE INSURANCE COMPANY GUARANTEED INTEREST ACCOUNT - Funds are invested in a guaranteed investment contract with Principal Mutual Life Insurance Company (note 4). The underlying assets in the Guaranteed Interest Accounts are invested mostly in private placement bonds, commercial mortgages, and residential mortgages.

                     - CHASE MONEY MARKET FUND - Funds are invested in money market instruments.

                     - MORLEY STABLE VALUE FUND - Funds are invested in a diversified pool of stable value assets, including investment contracts issued by insurance companies, banks and other financial institutions, to provide a consistent rate of return, while preserving capital and minimizing risk.

                     - FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND - Funds are invested in traditional growth stocks, companies with above-average growth in sales or earnings, plus other opportunities such as special situations, debt securities and cyclicals.

                     - FEDERATED MAX-CAP FUND INSTITUTIONAL CLASS - Funds are invested in the stocks of large capitalization, primarily domestic companies represented in the S&P 500 stock index.

                     - FRANKLIN CUSTODIAN FUNDS - INCOME SERIES - Funds are invested in a diversified portfolio of securities selected with particular consideration of income production.


                                       4                            (Continued)

                               BENCHMARK ELECTRONICS, INC.
                               401(k) EMPLOYEE SAVINGS PLAN

                               Notes to Financial Statements

                           December 30, 2000 and December 31, 1999


                     - TEMPLETON FOREIGN FUND - Funds are invested in stocks and debt obligations of companies and governments outside the United States.

                     - BENCHMARK ELECTRONICS, INC. COMMON STOCK FUND - Funds are invested in common stock of the Company.

       (c)    VESTING

              Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. The Plan provides for a 20% vesting in employer contributions after two years of employment and an additional 20% vesting annually until the participant is 100% vested after six years.

       (d)    PARTICIPANTS' NOTES RECEIVABLE

              Upon written application by a participant, the Plan administrator may make loans to participants not to exceed 50% of the participants' 401(k) vested balance, with a minimum of $1,000 and a maximum of $50,000. Loans are to be repaid by level monthly payroll deductions of principal plus interest or may be prepaid in full or in part without penalty at any time.

       (e)    ADMINISTRATIVE EXPENSES

              Administrative expenses of the Plan are paid by the Company.

       (f)    PAYMENT OF BENEFITS

              On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested value of his/her account or an annuity with various terms and rates.

       (g)    TERMINATION OF THE PLAN

              Although the Company has not expressed any intent to terminate the Plan, it may do so as provided by the Plan agreement. Following termination of the Plan, participants shall become fully vested in their participant account.

       (h)    FORFEITURES

              Nonvested employer contributions are forfeited upon the participant's receipt of a distribution of his/her vested balance. If the participant is subsequently reemployed before incurring five consecutive one-year breaks in service and such participant had received a distribution of his entire vested interest prior to his reemployment, amounts forfeited may be reinstated if the rehired participant repays to the Plan the amounts previously distributed upon his/her prior termination. At December 30, 2000 and December 31, 1999, forfeited nonvested accounts totaled $171,758 and $123,370, respectively. These accounts will be used as discretionary employer matching contributions.


                                       5                            (Continued)

                               BENCHMARK ELECTRONICS, INC.
                               401(k) EMPLOYEE SAVINGS PLAN

                               Notes to Financial Statements

                           December 30, 2000 and December 31, 1999


(2)    SUMMARY OF ACCOUNTING POLICIES

       (a)    BASIS OF FINANCIAL STATEMENTS

              The financial statements of the Plan are prepared under the accrual method of accounting.

       (b)    NEW ACCOUNTING PRONOUNCEMENTS

              In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

              SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan financial statements would be immaterial.

       (c)    INVESTMENT VALUATION

              The Plan's investments are stated at fair value. Insurance contracts with Principal Mutual Life Insurance Company (Principal) (note 4) are reported in the accompanying financial statements at fair value as reported by Principal. The common shares of the Company are valued at its quoted market price. Participants' notes receivable are recorded at cost which approximates their fair value. All other investments are stated at fair value, as reported by the trustee.

              Purchases and sales of securities are recorded on a trade-date basis.

       (d)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

       (e)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

(3)    PLAN AMENDMENT

       Effective December 30, 2000, the Plan Year was changed from a calendar year to a fiscal year ending December 30.


                                       6                            (Continued)

                               BENCHMARK ELECTRONICS, INC.
                               401(k) EMPLOYEE SAVINGS PLAN

                               Notes to Financial Statements

                           December 30, 2000 and December 31, 1999


(4)    INSURANCE CONTRACT WITH PRINCIPAL

       Pursuant to the terms of the Plan, the Plan administrator has entered into an insurance contract with Principal, whereby contributions made by the Company are deposited and maintained in Principal's Guaranteed Interest Accounts. The Plan has entered into a five-year guarantee with Principal in which the interest rate earned on the commingled investments of the Guaranteed Interest Accounts for the years ending December 31, 2000 and 1999 is guaranteed by Principal for the remaining years of the guarantee period.

 (5)   FEDERAL INCOME TAX EXEMPTION

       The Internal Revenue Service has determined and informed the Company by a letter dated January 5, 1998, that the Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code of 1986 (IRC) and, accordingly, are entitled to an exemption from federal income taxes under the provisions of Section 501(a). The Plan administrator believes that the Plan is designed, and is currently being operated in compliance with the appropriate IRC sections.

 (6) RECONCILIATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS REPORTED IN FORM 5500

       Reconciliation of the changes in net assets available for plan benefits reported in the accompanying statement to the net changes in net assets available for plan benefits reported per the Form 5500 for the period ended December 30, 2000 is as follows:

                Net changes in net assets available for plan benefits
                    reported per the Form 5500                                     $  2,792,036
                Adjustment in contributions from employer                                77,110
                Adjustment in contributions from participants                            59,274
                                                                                   ------------
                       Net changes in net assets available for Plan benefits
                         reported in the accompanying statement                    $  2,928,420
                                                                                   ============


(7)      INVESTMENTS

         In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, ACCOUNTING FOR AND REPORTING ON CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS (SOP-99-3). SOP 99-3 simplifies the disclosure for certain investments. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's financial statements.

         The following table presents investments that represent 5 percent or more of the Plan's net assets as of December 30, 2000:

                Federated Max-Cap Fund Institutional Class           $  10,625,310
                Morley Stable Value Fund                                10,603,943
                Fidelity Advisor Growth Opportunities Fund               6,520,365
                Benchmark Electronics, Inc. Common Stock Fund            5,567,590
                Franklin Custodian Funds - Income Series                 2,649,045


                                       7                            (Continued)

                               BENCHMARK ELECTRONICS, INC.
                               401(k) EMPLOYEE SAVINGS PLAN

                               Notes to Financial Statements

                           December 30, 2000 and December 31, 1999


       During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,743,817 as follows:

               Mutual funds                        $  (1,960,050)
               Common stock                              216,233
                                                   -------------
                    Net depreciation               $  (1,743,817)
                                                   =============


(8)    SUBSEQUENT EVENTS

       On December 31, 2000, the Plan was amended to include employees of the Company and employees of the Company's affiliates, Benchmark Electronics Corp. and Benchmark Electronics Huntsville, Inc. In addition, employer contributions were increased from a maximum of 3% to 3.75% of a participant's compensation, and, as of December 31, 2000, the Plan provides for a 50% vesting in employer contributions after two years of employment and a 100% vesting after three years. Also, effective January 1, 2001, the Trustee of the Plan changed from The Chase Manhattan Bank to Boston Safe Deposit and Trust Company.

                                                                        SCHEDULE



                               BENCHMARK ELECTRONICS, INC.
                               401(k) EMPLOYEE SAVINGS PLAN

            Schedule H, line 4i - Schedule of Assets (Held at End of Year)

                                    December 30, 2000

                                                                                                          CURRENT
             IDENTITY OF ISSUER                            DESCRIPTION OF INVESTMENT                       VALUE
------------------------------------------         --------------------------------------------        --------------
     Principal Mutual Life Insurance Co.           Principal Mutural Life Insurance Company
                                                     Guaranteed Interest Account, due 2000             $     412,791


   * The Chase Manhattan Bank                      Morley Stable Value Fund                               10,603,943

   * The Chase Manhattan Bank                      Federated Max-Cap Fund Institutional Class             10,625,310

   * The Chase Manhattan Bank                      Fidelity Advisor Growth Opportunities Fund              6,520,365

   * The Chase Manhattan Bank                      Franklin Custodian Funds - Income Series                2,649,045

   * The Chase Manhattan Bank                      Templeton Foreign Fund                                  1,933,698

   * The Chase Manhattan Bank                      Chase Money Market Fund                                   133,216

   * Benchmark Electronics, Inc.                   Benchmark Electronics, Inc. Common Stock Fund           5,567,590

   * Participants                                  Participants' notes receivable (rates range from
                                                     6.63% to 10.50% at December 30, 2000,
                                                     maturing in years 2001 through 2014)                    809,385
                                                                                                       -------------
                                                                                                       $  39,255,343
                                                                                                       =============

     See accompanying independent auditors' report.

   * Represents party-in-interest transactions.


                                       9